Press Release

GreenPower Announces Revenue of $34.2 million Year-To-Date for Fiscal 2024, a 40% Increase from Previous Year

Vancouver, Canada, February 12, 2024 - GreenPower Motor Company Inc. (Nasdaq: GP) (TSXV: GPV) ("GreenPower" and the "Company"), a leading manufacturer and distributor of purpose-built, all-electric, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today announced its financial results for the three and nine months ended December 31, 2023.

GreenPower reported record revenues of $34.2 million for the nine months ended December 31, 2023, an increase of 40% over the revenue of $24.4 million for the comparable period in the previous fiscal year. The Company delivered 196 vehicles for the nine months ended December 31, 2023 consisting of EV Star Cab & Chassis, EV Star Cargoes, EV Star Passenger Vans, speciality EV Star products, Type D BEAST school buses and Type A Nano BEAST school buses.

All-Electric School Buses

During the quarter GreenPower continued to see growth in its school bus division. "We achieved a significant milestone with the delivery of four Type A Nano BEAST school buses that were the first all-electric, purpose-built school buses manufactured in West Virginia. These Nano BEASTs are part of the 41 all-electric GreenPower school buses ordered by the state of West Virginia," said Fraser Atkinson, GreenPower Chairman and CEO. "We also delivered nine Type D BEAST school buses to California schools, for a total of 13 all-electric, purpose-built, zero-emission school buses delivered in the quarter."

During the third quarter, GreenPower rolled out the first four Type A Nano BEAST school buses manufactured at the Company's West Virginia plant.

Production started of the Type D all-electric, purpose-built BEAST school bus at the Company's West Virginia manufacturing plant during the quarter. "As demand on the East Coast grows, we've commenced production of our BEAST school bus at the West Virginia plant," added GreenPower President Brendan Riley. "In the immediate term, this production is designed to fulfill the current orders for 38 BEASTs in West Virginia and prepare the production team for the mixed manufacturing of BEASTs and Nano BEASTs at the facility to meet the demand created from projected sales."

"Manufacturing capacity on the East Coast is important to the school bus division," Atkinson noted. During the quarter the first order for Nano BEAST school buses for the New York market was placed by GreenPower's dealer Leonard Bus Sales. "New York represents a significant opportunity with approximately 50,000 school buses and a mandate for all new school buses purchased to be zero-emission by 2027 and all school buses in operation to be electric by 2035," Atkinson stated.

The quarter also saw significant school bus activity on the West Coast. GreenPower's dealer in California - Model 1 - ordered 25 Type D Mega BEAST school buses for the Montebello school district and 10 Type D BEAST school buses for the Garden Grove school district. Additionally, the first order for a GreenPower BEAST was placed by its dealer RWC for the Arizona market.

GreenPower Innovation

The Model 1 order of 25 Type D GreenPower Mega BEASTs for the Montebello school district came just two weeks after the Company announced the new product as part of its school bus line. "We launched the Type D Mega BEAST school bus to meet the demand from school districts requiring a longer range," said Riley. "The Mega BEAST is a 40-foot Type D all-electric, purpose-built, zero-emission school bus that delivers a class-leading range of up to 300 miles on a single charge via a 387 kWh battery pack. It provides for the longest range, has the biggest battery pack in the school bus market, provides for more uphill climbing power and has the most desirable V2G capability for a more stable electric grid and community sustainability in areas where it is deployed."

Third Quarter 2024 Highlights

  Generated revenues of $8.2 million in the third quarter. Revenue was generated from the sale of vehicles, parts, finance and operating leases and Lion Truck Body.
  Increased cash by $3.4 million to $4.0 million from $0.6 million at the beginning of the fiscal year.
  Held working capital of $19.4 million at the end of the quarter including inventory of $32.9 million.
  Deferred revenue of $10.7 million at the end of the quarter including the current portion of $8.2 million.
  Delivered the first four Type A Nano BEAST school buses manufactured in West Virginia to four school districts in the state.
  Delivered 10 EV Star Cab & Chassis to the Canadian unit of a global retailer who will upfit the vehicles for fulfillment of orders to the end consumer in the greater Toronto market.
  Delivered the first EV Star Cargo Refrigerated Van to a California University. With dual batteries for increased range and continual eTRU cooling for the cargo area, it has a diamond plated floor and an interior cargo area that is a smooth surface concept allowing for easier cleaning and sanitation.
  Launched the Mega BEAST with twice the battery capacity of the BEAST, providing a range of up to 300 miles on a single charge.
  Delivered 40 completed truck bodies to customers through GreenPower's wholly-owned subsidiary Lion Truck Body

Dealer Network Expansion

During the third quarter, GreenPower expanded the geographic reach of the Company for its commercial vehicle EV Star line of products by appointing McCandless Truck Center as its commercial dealer serving the greater Denver metropolitan and Las Vegas metropolitan areas. The appointment also increases the service area for GreenPower as McCandless has service and parts centers in Colorado Springs, Grand Junction, Henderson and Pueblo, Colorado and Cheyenne, Wyoming.

Earnings Call

GreenPower will host a conference call and webcast for all shareholders and interested parties at 6:30 a.m. PST/9:30 a.m. EST on Tuesday, February 13, 2024 to discuss its operations and financial results for the period ended December 31, 2023. A replay of the call will be available on the number below shortly after the call.

  Participant dial-in: (US) 844-739-3982; (Canada) 866-605-3852; (International) 412-317-5718 - Ask to be joined into the GreenPower Motor Company Inc. conference call.
  Webcast:  https://event.choruscall.com/mediaframe/webcast.html?webcastid=hJl8t3kV
  Replay: (US) 877-344-7529; (Canada) 855-669-9658; (International) 412-317-0088.
  Replay access code: 1162207.

For additional information on the results of operations for the three and nine months ended December 31, 2023 you can find the financial statements and related reports posted on GreenPower's website as well as on www.sedar.com or filed on EDGAR.

For further information contact

Fraser Atkinson, CEO

(604) 220-8048

Brendan Riley, President

(510) 910-3377

Michael Sieffert, CFO

(604) 563-4144

Allie Potter

Media Relations/Press Inquiries

(218) 766-8856

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo vans and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose-built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com

Forward-Looking Statements

This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. A number of important factors including those set forth in other public filings (filed under the Company's profile on www.sedar.com) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts in U.S. dollars. ©2024 GreenPower Motor Company Inc. All rights reserved.